UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March 07, 2016
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:
Reviewed interim financial results for the six months
ended 31 December 2015

MAINTAINING
MOMENTUM
Sasol Limited
Reviewed interim ﬁnancial results
for the six months ended 31 December 2015

Sasol Limited Interim ﬁnancial results 2016
B
Sasol Limited Group
Sasol is an international integrated chemicals and energy company that leverages technologies and the expertise of our 30 400
people working in 36 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.
Salient features
Strong operational
performance across
most of the value chain
Secunda Synfuels
Operations production
volumes
3%
4%
increase in total liquid
fuels production volumes
in our Energy Business
Normalised cash fixed
costs down
8,4%
in real terms
Headline earnings
per share
24%
to R24,28 despite a 47%
decline in oil price
Business Performance
Enhancement Programme
delivered sustainable actual
cost savings of
R3,1bn
and updated target exit run
rate of R5bn by end of
financial year 2017
Response Plan savings of
R10,8bn
delivered for half year.
Target increased to deliver
cash savings of between
R65bn and R75bn by financial
year 2018, given current
market volatility
Lake Charles
Chemicals Project
progressing.
Reviewing execution
to support Response
Plan efforts
Safety Recordable Case Rate
(RCR), excluding illnesses,
remained stable at
0,32
Reviewed interim ﬁnancial results
for the six months ended 31 December 2015

Sasol Limited Interim ﬁnancial results 2016

Segment report
for the period ended
Turnover

Profit/(loss) from operations
R million

R million
Full year
Half year
Half year

Half year
Half year
Full year
30 Jun 15
31 Dec 14
31 Dec 15

31 Dec 15
31 Dec 14
30 Jun 15
Audited
Reviewed
Reviewed
Segment analysis
Reviewed
Reviewed
Audited
20 859
10 623
10 625
Operating Business Units
(5 930)
493
1 173
15 687
7 817
8 351
■
Mining
2 359
2 241
4 343
5 172
2 806
2 274
■
Exploration and Production
International
(8 289)
(1 748)
(3 170)
187 312
101 211
84 507
Strategic Business Units
18 600
28 001
45 448
75 800
41 860
32 991
■
Energy
10 261
14 818
22 526
39 728
21 387
16 938
■
Base Chemicals
3 178
5 818
10 208
71 784
37 964
34 578
■
Performance Chemicals
5 161
7 365
12 714
221
176
49
■
Group Functions
2 246
1 540
(72)
208 392
112 010
95 181

14 916
30 034
46 549
(23 126)
(12 173)
(10 706)   Intersegmental turnover

185 266
99 837
84 475

2015
2014
Contribution to group proﬁt from operations
(%)
2015
2014
Contribution to group turnover (%)

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Financial results overview
Earnings attributable to shareholders for the six months ended 31 December 2015 decreased by 63% to
R7,3 billion from R19,5 billion in the prior period. Headline earnings per share (HEPS) decreased by 24% to
R24,28, and earnings per share (EPS) decreased by 63% to R11,97 compared to the prior period.
Profit from operations of R14,9 billion decreased by 50%, compared to the prior period on the back of challenging and highly volatile global markets. Average Brent crude oil prices moved dramatically lower by 47% compared to the prior period (average dated Brent was US$47 per barrel (/b) for the six months ended 31 December 2015 compared to US$89/b in the prior period). Furthermore, the price of our basket of commodity chemical prices declined by 23% compared to the prior period. The impact of lower oil and commodity chemical prices was partly offset by a 24% weaker average rand/US dollar exchange rate
(R13,62/US$ for the six months ended 31 December 2015 compared with R10,99/US$ in the prior period).
The average margin for our speciality chemicals remained resilient compared to the prior period.
Maintaining momentum
Overview*
Steering through volatile markets
We continued to maintain momentum by focusing on factors within our control, and delivered a strong set of production volumes across most of the value chain, despite the turbulent macroeconomic environment. The first half of the 2016 financial year was characterised by a further steep decline in international oil and commodity chemical prices, driven mainly by global economic uncertainty in certain key markets and softer demand. Oil prices decreased by 47%, given oil supply concerns and a lack of clear signals from the
Organisation of the Petroleum Exporting Countries in rebalancing the global oil market. Commodity chemical prices were also lower due to depressed oil prices and poor demand in some key markets. The average basket of commodity chemical prices, however, only decreased by 23% in comparison to the 47% decrease in oil prices. Margins for speciality chemicals remained resilient, despite ongoing market volatility. The rand/
US dollar exchange rate, on the other hand, weakened by 24% due to negative market sentiment over the
South African economy and dollar strength compared to most emerging market currencies. The weaker rand provided a partial buffer against lower oil and commodity chemical prices.
Importantly, we also achieved much higher sustainable cost savings than forecasted from our Business
Performance Enhancement Programme (BPEP). Our low oil price Response Plan (RP) achieved actual cash conservation benefits ahead of our internal targets. We have updated the scope and extended our RP targets through to the 2018 financial year in anticipation of a lower oil price environment.
President and Chief Executive Officer, David E. Constable says:
“The decisive actions taken to reposition Sasol through our Business Performance Enhancement Programme, and our low oil price Response Plan, place the organisation in a good position to maintain a strong operational performance, despite the challenging and volatile energy landscape. Given a ‘lower-for-much-
longer’ oil price scenario, we have intensified and extended the scope of our Response Plan, by derisking and rephasing certain projects, while prioritising capital for the advancement of our growth projects in Southern
Africa and the United States (US).
Over the next three months, my successors and I will continue to work through a detailed handover plan to ensure a smooth leadership transition.  I would like to extend my sincere appreciation to my Sasol colleagues, the members of the Sasol Limited Board and our business partners who, through their performance, dedication and commitment, have ensured that we continue to deliver shareholder value for the benefit of all our stakeholders.”
* All comparisons refer to the prior period for the six months ended 31 December 2014. Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.

Sasol Limited Interim ﬁnancial results 2016    3
Despite the challenging macroeconomic environment, we continued to deliver a strong operational performance, with increased production volumes and cost increases contained to well below inflation.
The highlights of our operational performance can be summarised as follows:
▪
Secunda Synfuels Operations (SSO) production volumes increased by 3% (1 million barrels) compared to the prior period;
▪
Total liquid fuels production for the Energy Business increased by 4% (1,1 million barrels) compared to the prior period, as a result of a higher portion of SSO’s volumes being utilised by the Energy Business;
▪
The ORYX GTL facility continued to deliver a solid performance, with an average utilisation rate of 90% for the period;
▪
Secunda Chemicals and Sasolburg Operations’ production volumes remained in line with the prior period.
The increase in volumes from our Fischer-Tropsch Wax Expansion Project (FTWEP) was offset by lower polypropylene (C3) volumes, due to planned commissioning activities associated with the C3 Expansion
Project;
▪
Sales volumes for the Base Chemicals Business decreased by 13%, given lower C3 volumes available as a result of the commissioning of the C3 Expansion Project and softer demand for certain commodity chemical products; and
▪
Sales volumes from our Performance Chemicals Business, normalised for the planned shutdown at our ethylene plant in North America, remained consistent with the prior period.
In addition, Sasol’s profitability was further impacted by the following notable once-off and significant items:
▪
net remeasurement items expense of R7,6 billion compared to a R0,2 billion expense in the prior period. These items relate mainly to a partial impairment of our share in the Montney shale gas asset of R7,4 billion (CAD665 million), due to a further deterioration of conditions in the North American gas market resulting in a 16% decline in forecasted natural gas prices. The impairment reduces the carrying value of the asset to approximately CAD559 million. This asset remains highly sensitive to changes in the gas price and accordingly, we estimate that a 5% change in the gas price may result in a change of
CAD255 million (approximately R2,9 billion) in the recoverable amount of the asset;
▪
a cash-settled share-based payment charge to the income statement of R0,4 billion compared to a credit of R2,9 billion in the prior period; and
▪
the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the
Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) investment. The Nigerian
Federal Inland Revenue Service has appealed the decision. The outcome of the appeal process is uncertain, and a possible obligation may arise as a result of any future proceedings. At this time, the value of any potential future obligation cannot be reasonably estimated.
We continued to drive our cost containment programme and reduced our cash fixed costs by 4,5% in nominal terms compared to the prior period. Excluding the impact of inflation, exchange rates and once-off costs, our cash fixed costs reduced by an exceptional 8,4%. This was achieved by an accelerated sustainable delivery of our BPEP and RP programmes.
Our company-wide BPEP, which is aimed at delivering sustainable cost savings of R4,3 billion by the end of the 2016 financial year, is nearing its completion. We delivered actual cost savings up to 31 December 2015 of
R3,1 billion, which are on track to meet our savings target forecast of R4,0 billion, at an annual exit run rate of
R4,3 billion by the end of financial year 2016. Implementation costs amounted to R132 million for the period compared to R1,9 billion for the 2015 financial year. Given an ongoing low oil price environment, we have revised our BPEP savings target to achieve sustainable savings at an exit run rate of R5 billion by the end of the 2017 financial year. Cost trends are still forecast to track SA PPI from the 2017 financial year.
Our comprehensive RP, focusing on cash conservation to counter the lower-for-longer oil price environment, has continued to yield positive cash savings in line with our 2016 financial year targets, despite margin contraction and difficulties in placing product in the market. The RP realised R10,8 billion in cash savings for

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Overview
(continued)
the period, and we anticipate achieving the upper end of our 2016 financial year guided range of R10 billion to R16 billion. The RP places Sasol in a strong position to operate profitably within a US$45-50/b oil price environment. However, against the backdrop of a US$30/b oil price, we updated and extended the scope of the RP to run through at least to the end of the 2018 financial year, ensuring continued balance sheet strength and earnings resilience at notably lower oil price scenarios. We also increased the cash savings target range from R30 billion to R50 billion to between R65 billion and R75 billion. Most of the benefits will be delivered from the existing RP work streams. In addition, we expect our sustainable cash cost savings to increase to R1,5 billion by the 2019 financial year, up R500 million from the previous guidance.
Our full time equivalent sustainable headcount reduction as a result of the BPEP amounts to approximately
9% or 3 100 employees through voluntary separations, voluntary early retirements and natural attrition, and nearly 23% or 13 000 service provider employees. Implementation of the RP has also resulted in headcount reductions, not all of which will be sustainable in the longer term, from organisational structure refinements and the freezing of non-critical vacancies. These reductions amount to approximately an additional 5,3% or
1 800 employees, which amounts to a total headcount reduction of 14,3% or 4 900 full time equivalents.
The increase in the effective corporate tax rate from 31,8% to 43,1% was mainly as a result of the R7,4 billion
(CAD665 million) partial impairment of our Canadian shale gas assets, partly offset by the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in
Nigeria relating to the EGTL Project. The normalised effective tax rate of 32,9% increased by 0,3% compared to the prior period. The approval of the Production Sharing Agreement (PSA) in Mozambique will have a positive impact on our effective tax rate; however, the amount will be dependent on the gas price. A lower gas price will result in fewer reserves being recognised and a decrease in future taxable income. The impact of the PSA Project will be confirmed in our year-end results, since the approval was only granted after the half year-end close.
Cash generated by operating activities decreased by 21% to R26,7 billion compared with R34,0 billion in the prior period. Despite reduced cash flows, our balance sheet has the capacity to lever up as we continue to execute our growth plans and return value to shareholders. To manage the volatility and a ‘lower-for-much-
longer’ oil price environment, the Sasol Limited board of directors (Board) temporarily lifted our internal gearing ceiling to 44% until the end of the 2018 financial year.
Our assets and liabilities were significantly impacted by the weaker average rand/US dollar exchange rate, resulting in higher than expected translation differences. Actual capital expenditure during the period amounted to R33,6 billion. Loans raised during the period amounted to R19,2 billion, mainly for the funding of the Lake Charles Chemicals Project. Our net cash position increased by 15%, from R53 billion in June 2015 to R61 billion as at 31 December 2015, driven largely by our cash conservation initiatives and the favourable impact of the rand/US dollar translation effects.
Our dividend policy is a dividend cover range based on HEPS. Taking into account the current volatile macroeconomic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared an interim dividend of R5,70 per share (18,6% lower compared to the prior period). The interim dividend cover was 4,3 times at 31 December
2015 (31 December 2014: 4,6 times).
Strong operational performance supported by continued effective cost management
Operating Business Units
Mining – stable operations with cash unit costs below inflation
Profit from operations increased by 5% to R2 359 million compared to the prior period, mainly as a result of meaningful contributions from the BPEP and RP levers, and stable mining operations. Normalised mining unit costs of production were contained to 4% below inflation. Export coal volumes remained flat and this market continued to benefit from the weaker rand/US dollar exchange rate, which was partially negated by lower dollar-based coal prices.

Sasol Limited Interim ﬁnancial results 2016    5
Exploration and Production International – negatively impacted by low oil and gas prices
Exploration and Production International (E&PI) recorded a loss from operations of R8 289 million compared to a loss from operations of R1 748 million in the prior period. Excluding the partial impairment of our
Canadian shale gas operations of R7 436 million (CAD665 million), our E&PI businesses recorded a loss of
R853 million.
Our Mozambican operations recorded a profit of R437 million compared to R930 million in the prior period. The decrease mainly relates to translation losses of R608 million. Production volumes increased by
8% as a result of our efforts to debottleneck the production facility, coupled with a full volume offtake by our joint electricity operations in Mozambique. The lower oil price had a significant impact on our Gabon assets resulting in a loss of R512 million compared to R1 144 million in the prior period, which included the partial impairment of the asset of R1 331 million. Oil production in Gabon was 26% higher than the prior period and averaged 19 100 barrels of oil per day.
Our Canadian shale gas assets generated a loss from operations of R7 769 million, including an impairment of R7 436 million. Excluding the effect of the impairment, the loss decreased to R333 million compared to
R584 million in the prior period, mainly due to a lower depreciation rate. Our Canadian gas volumes were lower compared to the prior period due to reduced development activities, driven by lower oil and gas prices.
Despite the impact of lower gas prices and weaker oil prices affecting the profitability of the business, E&PI were able to contribute more than R2,7 billion to Sasol’s cash conservation initiatives during the current period through reduced capital cash flow, a cutback in exploration activities and increased cash fixed cost savings. As a result of the ‘lower-for-much-longer’ oil and gas prices, further cash conservation initiatives are being considered and will be communicated to the market once confirmed.
Strategic Business Units
Energy – record production volumes and solid cost performance while margins under some pressure
Profit from operations of R10 261 million decreased by R4 557 million or 31% compared to the prior period despite a 47% decrease in oil prices. Operating margins held firm at 31%, mainly as a result of record production levels, favourable product differentials and contributions from the BPEP and RP initiatives.
Normalised cash fixed costs remained flat in nominal terms.
In Southern Africa, our Energy Strategic Business Unit’s (SBU) profitability was enhanced by a 6% increase in refined product volumes from SSO and a 1% increase in production volumes from our Natref operations compared with the prior period. A weaker rand/US dollar exchange rate and higher refining margins further mitigated the impact of the 47% decrease in oil prices for the period under review. Sales volumes, on the other hand, decreased by 1% on the back of difficult market and trading conditions experienced in December
2015, driven by lower demand for liquid fuels in Southern Africa. Lower working capital levels are forecast by the end of the 2016 financial year.
Gas sales were 3% higher compared to the prior period, mainly due to higher methane-rich gas sales to commercial customers. Our share of the Central Térmica de Ressano Garcia joint operation in Mozambique delivered 327 858 megawatt-hours of electricity.
The Energy SBU’s share of profit from equity accounted investments of R409 million was R887 million or 68% lower than in the prior period. This was primarily due to lower oil prices for the period. The ORYX
GTL plant achieved an average utilisation rate of 90%, while maintaining a world class safety RCR of 0,0.
In Nigeria, the EGTL plant continues to steadily ramp up towards design capacity.
In light of the current economic environment, in February 2016, we decided to review our long-term strategic interest in the Uzbekistan GTL investment. The review is expected to be completed in the second half of the
2016 financial year.
Base Chemicals – margin pressure partly relieved by a solid cost performance
Profit from operations decreased by 45% to R3 178 million compared to the prior period and the operating margin decreased by 8% to 19%. Sales volumes were down by 13% as a result of an extended planned shutdown to enable commissioning activities associated with the C3 Expansion Project, as well as softer

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Overview
(continued)
demand for certain commodity chemical products. A 23% decrease in our basket of commodity chemical prices was partly negated by the weaker rand/US dollar exchange rate. Cash fixed costs decreased by 11%
in nominal terms, mainly as a result of significant benefits achieved from the BPEP and RP initiatives and a refinement of our cost transfer allocation methodology between SBUs.
Performance Chemicals – normalised sales volumes flat coupled with resilient average gross margins
Profit from operations of R5 161 million decreased by 30% compared to the prior period mainly as a result of the R1 336 million FTWEP impairment reversal in the prior period. Our operating margin was under pressure due to depreciation being recognised on FTWEP for the full period, while the project is still ramping up to full production. Profit from operations on a normalised basis decreased by 15%. This decrease is largely as a result of lower US ethylene prices which negatively impacted the profitability of our assets in the US. Our margins in the surfactant and alcohol business, however, remained very resilient when compared to the crude oil price over the same period. Production volumes in our Eurasian Operations increased by 5% while our US
Operations reported a 12% decrease in production as a result of a planned shutdown. Total sales volumes decreased marginally by 1% compared to the prior period, as a result of reduced demand for oilfield chemicals and the planned shutdown at our ethylene plant in North America. Normalised cash fixed costs were maintained well below inflation as a result of BPEP and RP activities.
Advancing projects to enable future growth
We are encouraged by the headway we are making in delivering on our project pipeline:
▪
Focusing on our Operating Business Units (OBUs) which secure our feedstock supply:
–
The establishment of the Impumelelo and Shondoni collieries, which are part of our Mining OBU’s
R14,0 billion mine replacement programme, will ensure uninterrupted coal supply to SSO. The
Impumelelo colliery achieved beneficial operation (BO) during October 2015, within budget, despite various project delays. The development of the Shondoni colliery continues to progress steadily and we expect to achieve BO, within budget, during the first half of the 2016 calendar year.
–
In January 2016, we obtained approval from the Mozambique Council of Ministers for a Field
Development Plan that will see further hydrocarbon resources developed to support our Southern
Africa growth drivers. The first phase of the PSA licence area development proposes an integrated oil, liquefied petroleum gas (LPG) and gas project adjacent to the Petroleum Production Agreement area. To expand our operations in Mozambique, we also received approval from the Government of
Mozambique, in January 2016, to develop a fifth train at the Central Processing Facility to process additional gas from the PSA licence area. The total project cost for tranche one of the first phase of the
PSA licence area and the fifth train is estimated at US$1,4 billion.
▪
Progressing our growth projects within our Strategic Business Units (SBUs):
Expanding our asset base in South Africa
–
The R14,2 billion Secunda growth programme is nearing completion with 17 of the 19 projects achieving
BO. The completed projects ensured the full realisation of the envisaged volume and electricity benefits. The remaining two projects are smaller environmental enablers and are expected to reach BO during the first half of the 2016 calendar year.
–
The expansion of our wax facility in Sasolburg is progressing well, with phase one achieving BO during
May 2015. BO for phase two is on track to take place during the first half of the 2017 calendar year. The total project cost for both phases remains unchanged at R13,6 billion.
Growing our interest in Mozambique
–
The final investment decision was taken to progress with the R2,7 billion Loop Line 2 Project on the
Mozambique to Secunda pipeline, during August 2015. This will increase gas transportation capacity from 169,4 bscf to 191 bscf. BO is expected to be reached during the second half of the 2016 calendar year.

Sasol Limited Interim ﬁnancial results 2016    7
Growing our footprint in North America
–
The Lake Charles Chemicals Project (LCCP) is progressing. The engineering and procurement are at an advanced stage and site construction, mostly civil related, has fully commenced. We had some initial challenges associated with ground work due to the very heavy rainfall in 2015 and the regulatory need to relocate a small waterway. Cost control remains a primary focus for the team. Given the uncertain economic environment, we have taken a decision to pace the execution of the LCCP to support the Response Plan. This shift in schedule will also give us the opportunity to further optimise field efficiency. Our current view is that BO of some smaller derivative units will move into calendar year
2019 and the overall end-of-job project cost estimate will remain under pressure. A detailed review of the project cost and schedule is underway and likely to be completed by mid-calendar year 2016.
–
Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins & Polymers
USA continues to make good progress, and is on track for completion in the second half of the 2016 calendar year. Upon completion, the plant will be the largest HDPE manufacturing facility in the US and is expected to produce 470 kilotons annually. We continue to work with our joint venture partner to manage cost pressures as our initial estimates indicate a possible 5% to 10% increase to the original end-of-job cost.
–
In response to the lower gas market price, we have agreed with our partner, Progress Energy, to reduce drilling activities and capital expenditure in Canada. In terms of the annual work programme, we expect to spend CAD382 million in the next calendar year, of which CAD161 million relates to the carry obligation. Further evaluation is currently underway with the optimisation of the capital spend being considered.
Maintaining our focus on sustainable value creation
We continued to deliver on our broader sustainability and community contributions during the period:
▪
Safety remains a top priority for Sasol. Our operations continue to make steady progress in the reduction of process safety incidents. The safety incident RCR for employees and service providers globally, excluding illnesses, remained stable at 0,32 for the first six months of the year when compared to the previous year (0,32 as at 30 June 2015). As at 31 December 2015, our workforce worked 15 months without a fatality.
▪
For the six months ended 31 December 2015, we paid R18,1 billion in direct and indirect taxes to the South
African government. Sasol remains one of the largest corporate taxpayers in the country, contributing significantly to the local economy.
▪
During the period, we invested R394 million in skills development and socio-economic development, which includes investments in our Ikusasa programme, bursaries, learnerships and artisan training programmes. As part of our commitment to the communities in which we operate, our Ikusasa programme focuses on education, health and wellbeing, infrastructure and safety and security in the
Secunda and Sasolburg regions.
▪
While we support the transition to a lower carbon economy, we are concerned that the proposed carbon tax does not address the structural issues that lie at the heart of the country’s greenhouse gas intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax proposed in the draft carbon tax bill, especially post 2020. In our view, South Africa needs appropriate incentives to invest in new, more energy efficient processes and projects that will improve our energy security and maintain our global competitiveness. Sasol continues to engage with the South African Government on the carbon tax issue.

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Overview
(continued)
▪
To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets in terms of our atmospheric emission licences.
Our R2,8 billion abatement programme remains on track to achieve our targeted reductions of volatile organic compound emissions by 2020.
▪
We continue to measure our comprehensive climate change response through our key performance indicators. For our South African operations, we are in the final stages of concluding carbon budgets which we will be required to support for the next five years. We continue to investigate and implement actions to further reduce our emissions.
▪
Following the excellent utility energy efficiency improvement for our operations in South Africa in 2015, we have set the objective to sustain the same level of performance for the 2016 financial year, using the
2015 financial year performance as the new baseline. The Energy Intensity Index for our South African operations is slightly above target for the six months ended 31 December 2015, following the September
2015 planned shutdowns. Notwithstanding, we are confident that we will meet our 2016 target.
▪
We view broad-based black economic empowerment (BBBEE) in South Africa as a business imperative and our commitment to transformation has seen us record strong BBBEE contributor status ratings.
Our level 4 BBBEE contributor status is currently being evaluated and we expect this to decline after the
Department of Trade and Industry’s revised Codes of Good Practice came into effect during the 2015 financial year. We have embarked on a project to re-assess our BBBEE strategies and adhere to the new requirements.
▪
In February 2016, we declared an interim dividend of R356 million to our BEE partner, Tshwarisano LFB
Investment (Pty) Ltd, which holds a 25% shareholding in Sasol Oil (Pty) Ltd. We are proud to announce that, based on the attractive returns generated by Sasol Oil (Pty) Ltd, the debt relating to our BEE partner’s equity shareholding has been settled. We remain committed to deliver sustainable returns to all our stakeholders.
Competition law compliance
On 5 June 2014, the South African Competition Tribunal (the Tribunal) released its decision relating to Sasol
Polymers’ pricing of propylene and polypropylene. In its decision, the Tribunal found against Sasol Polymers in relation to the pricing of both propylene and polypropylene, for the period in question. Sasol appealed the
Tribunal’s ruling to the Competition Appeal Court (CAC). On 17 June 2015, the CAC upheld Sasol’s appeal and set aside the decision of the Tribunal. The Competition Commission sought leave to appeal the matter to the
Constitutional Court, however, on 17 November 2015 the Constitutional Court refused such leave to appeal, bringing this matter to an end.
Separately, the Competition Commission is conducting investigations into some of the industries in which Sasol operates, including the petroleum and polymer industries, and has initiated a market inquiry in the South African LPG market. We continue to cooperate with the Competition Commission in these investigations. To the extent appropriate, further announcements will be made in future.
Proﬁt outlook* – solid production performance and cost reductions to continue
The current economic environment remains volatile and very uncertain. Our expectation is for ongoing moderate global growth, where growth in advanced economies mitigates the negative growth impact of some emerging markets and commodity exporting nations. Oil prices are currently subject to sentiment driven volatility and while some fundamentals indicate that the oil industry cycle is poised to turn, it remains difficult to determine when this will happen. The rand continues to face a number of depreciation risks,
* The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the Company’s auditors.

Sasol Limited Interim ﬁnancial results 2016    9
including a relatively strong US dollar, weak domestic growth prospects, negative emerging market sentiment and policy uncertainty. As oil price and foreign exchange movements are outside our control, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation and cash conservation.
We expect an overall strong production performance for the 2016 financial year, with:
▪
Liquid fuels product volumes for the Energy SBU in Southern Africa to be approximately 60 million barrels;
▪
Base Chemicals sales volumes to be lower than the prior year, with margins remaining under pressure;
▪
Performance Chemicals sales volumes to be slightly lower than the prior year, with average margins for the business remaining resilient;
▪
A lower average utilisation rate at ORYX GTL in Qatar of approximately 80% of nameplate capacity due to an extended statutory shutdown;
▪
A higher average utilisation rate at EGTL in Nigeria due to a steady ramp up;
▪
 Normalised cash fixed costs to continue to trend below SA PPI;
▪
The RP cash flow contribution to range between R10 billion and R16 billion;
▪
BPEP cash cost savings to achieve an annual run rate of R4,3 billion by the end of the current financial year;
▪
Capital expenditure of R74 billion for 2016 and R73 billion in 2017 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility;
▪
Our balance sheet gearing up to a level of between 20% and 30%;
▪
Average Brent crude oil prices to remain between US$25 and US$40; and
▪
Ongoing rand/US dollar volatility due to various factors, including the pending outcome of the credit review of the South African sovereign credit rating.
Appointment of Joint-Chief Executive Ofﬁcers and change in
directors
As previously announced, Mr David E. Constable will step down as President and Chief Executive Officer on 30 June 2016. On 11 December 2015, Sasol announced the appointment of Mr Bongani Nqwababa and
Mr Stephen Cornell as Joint-Chief Executive Officers of the Company, and Mr Paul Victor as Chief Financial
Officer and Executive Director, with effect from 1 July 2016. On 4 December 2015, Prof Jürgen Schrempp retired as a Director and Mr Henk Dijkgraaf was appointed as Lead Independent Director.
Declaration of cash dividend number 73
An interim gross cash dividend of South African 570,00 cents per ordinary share (31 December 2014 –
700,00 cents per ordinary share) has been declared for the six months ended 31 December 2015. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the Company, as well as capital remaining after payment of the interim cash dividend is sufficient to support the current operations. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15%. At the declaration date, there are 651 389 516 ordinary (including 8 809 886 treasury shares), 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 484,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 570,00 cents per share.

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Overview
(continued)
The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:
Declaration date
Monday, 7 March 2016
Last day for trading to qualify for and participate in the final dividend (cum dividend)
Friday, 1 April 2016
Trading ex dividend commences
Monday, 4 April 2016
Record date
Friday, 8 April 2016
Dividend payment date
Monday, 11 April 2016
The salient dates for holders of our American Depository Receipts are
1
:
Ex dividend on New York Stock Exchange (NYSE)
Wednesday, 6 April 2016
Record date
Friday, 8 April 2016
Approximate date for currency conversion
Tuesday, 12 April 2016
Approximate dividend payment date
Thursday, 21 April 2016
1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.
On Monday, 11 April 2016, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 11 April 2016.
Share certificates may not be dematerialised or re-materialised between Monday, 4 April and 8 April 2016, both days inclusive.
On behalf of the Board
Mandla SV Gantsho
David E Constable
Bongani Nqwababa
Chairman
President and
Chief Financial Officer

Chief Executive Officer

Sasol Limited
7 March 2016

Sasol Limited Interim ﬁnancial results 2016    11
The interim financial statements are presented on a condensed consolidated basis.
Statement of financial position
at

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15

Reviewed
Reviewed Audited

Rm
Rm Rm
Assets

Property, plant and equipment
1
146 039
124 476 135 822
Assets under construction
1
88 751
55 273 61 977
Goodwill
511
575 590
Other intangible assets
2 434
1 669 1 703
Investments in joint ventures and associates
15 088
11 492 11 870
Post-retirement benefit assets
638
568 590
Deferred tax assets
2 308
1 932 1 752
Other long-term assets
3 193
3 021 2 617
Non-current assets
258 962
199 006 216 921
Assets in disposal groups held for sale
273
426 89
Inventories
24 667
24 389 23 141
Trade and other receivables
31 659
26 560 29 973
Short-term financial assets
1 083
863 124
Cash and cash equivalents
2
61 581
49 452 53 351
Current assets
119 263
101 690 106 678
Total assets
378 225
300 696 323 599
Equity and liabilities

Shareholders' equity
211 341
183 988 191 610
Non-controlling interests
5 167
4 176 4 873
Total equity
216 508
188 164 196 483
Long-term debt
1
66 343
32 386 39 269
Long-term financial liabilities
977
11 8
Long-term provisions
15 951
11 686 13 431
Post-retirement benefit obligations
11 114
10 577 10 071
Long-term deferred income
517
317 425
Deferred tax liabilities
26 372
21 900 22 570
Non-current liabilities
121 274
76 877 85 774
Liabilities in disposal groups held for sale
48
32 15
Short-term debt
2 435
2 922 3 331
Short-term financial liabilities
243
164 198
Other current liabilities
37 098
32 006 37 479
Bank overdraft
619
531 319
Current liabilities
40 443
35 655 41 342
Total equity and liabilities
378 225
300 696 323 599
1
The increase since 30 June 2015 is mainly due to translation and capital expenditure incurred on the construction of the
Lake Charles Chemicals Project. This was partly funded by the increase in long-term debt.
2 Includes cash restricted for use of R5,4 billion (December 2014 – R4,9 billion; June 2015 – R5,0 billion).

Sasol Limited Interim ﬁnancial results 2016 12
Sasol Limited Group
Income statement
for the period ended

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15

Reviewed
Reviewed Audited

Rm
Rm Rm
Turnover
84 475
99 837 185 266
Materials, energy and consumables used
(35 361)
(44 770) (80 169)
Selling and distribution costs
(3 718)
(3 019) (6 041)
Maintenance expenditure
(3 878)
(3 832) (7 628)
Employee-related expenditure
(11 816)
(8 184) (22 096)
Exploration expenditure and feasibility costs
(142)
(268) (554)
Depreciation and amortisation
(8 006)
(6 561) (13 567)
Other income/(expenses)
307
(4 673) (9 912)
Translation gains/(losses)
2 582
(416) (1 115)
Other operating expenses
(2 275)
(4 257) (8 797)

Operating proﬁt before remeasurement items
21 861
28 530 45 299
Remeasurement items
(7 586)
(169) (807)
Operating proﬁt after remeasurement items
14 275
28 361 44 492
Share of profits of joint ventures and associates,
net of tax
641
1 673 2 057
Proﬁt from operations
14 916
30 034 46 549
Net finance costs
(361)
(466) (956)
Finance income
719
594 1 274
Finance costs
(1 080)
(1 060) (2 230)

Proﬁt before tax
14 555
29 568 45 593
Taxation
(6 277)
(9 406) (14 431)
Proﬁt after tax
8 278
20 162 31 162
Attributable to

Owners of Sasol Limited
7 312
19 545 29 716
Non-controlling interests in subsidiaries
966
617 1 446

8 278
20 162 31 162
Earnings per share
Rand
Rand Rand
Basic earnings per share
11,97
32,04 48,71
Diluted earnings per share
11,97
31,95 48,70

Sasol Limited Interim ﬁnancial results 2016    13
Statement of comprehensive income
for the period ended

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15

Reviewed
Reviewed Audited

Rm
Rm Rm
Proﬁt after tax
8 278
20 162 31 162
Other comprehensive income, net of tax

Items that can be subsequently reclassiﬁed
to the income statement
18 995
2 241 3 604
Effect of translation of foreign operations
1
19 422
2 235 3 590
Effect of cash flow hedges
(558)
1 –
Fair value of investments available-for-sale
(17)
6 16
Tax on items that can be subsequently reclassified
to the income statement
148
(1) (2)
Items that cannot be subsequently reclassiﬁed
to the income statement
555
(856) (593)
Remeasurements on post-retirement benefit obligations
740
(1 238) (847)
Tax on items that cannot be subsequently reclassified
to the income statement
(185)
382 254

Total comprehensive income for the period
27 828
21 547 34 173
Attributable to

Owners of Sasol Limited
26 753
20 926 32 727
Non-controlling interests in subsidiaries
1 075
621 1 446

27 828
21 547 34 173
1
The increase in translation of foreign operations results mainly from the weaker average rand/US dollar exchange rate.

Sasol Limited Interim ﬁnancial results 2016 14
Sasol Limited Group
Statement of changes in equity
for the period ended

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15

Reviewed
Reviewed Audited

Rm
Rm Rm
Balance at beginning of period
196 483
174 769 174 769
Shares issued on implementation of share options
54
74 144
Share-based payment expense
64
387 501

Total comprehensive income for the period
27 828
21 547 34 173
Dividends paid to shareholders
(7 140)
(8 376) (12 739)
Dividends paid to non-controlling shareholders in
subsidiaries
(781)
(237) (365)
Balance at end of period
216 508
188 164 196 483
Comprising

Share capital
29 282
29 158 29 228
Share repurchase programme
(2 641)
(2 641) (2 641)
Sasol Inzalo share transaction
(22 054)
(22 054) (22 054)
Retained earnings
162 546
155 295 161 078
Share-based payment reserve
8 412
9 537 9 651
Foreign currency translation reserve
37 605
16 932 18 289
Remeasurements on post-retirement benefit obligations
(1 419)
(2 265) (1 976)
Investment fair value reserve
15
32 42
Cash flow hedge accounting reserve
(405)
(6) (7)
Shareholders' equity
211 341
183 988 191 610
Non-controlling interests in subsidiaries
5 167
4 176 4 873
Total equity
216 508
188 164 196 483

Sasol Limited Interim ﬁnancial results 2016    15
Statement of cash flows
for the period ended

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15

Reviewed
Reviewed Audited

Rm
Rm Rm
Cash receipts from customers
87 885
103 188 186 839
Cash paid to suppliers and employees
(61 205)
(69 224) (125 056)
Cash generated by operating activities
26 680
33 964 61 783
Cash flow from operations
27 473
32 158 56 344
(Increase)/decrease in working capital
(793)
1 806 5 439
Finance income received
1 432
2 775 4 046
Finance costs paid
(955)
(190) (2 097)
Tax paid
(5 195)
(4 729) (10 057)
Dividends paid
(7 140)
(8 376) (12 739)
Cash retained from operating activities
14 822
23 444 40 936
Additions to non-current assets
(33 559)
(21 345) (45 106)
Increase in capital project related payables
1
2 223
– 2 461
Additional investment in joint ventures and associates
(251)
(331) (588)

Disposal of businesses
25
715 738
Other net cash flow from investing activities
(433)
218 410
Cash used in investing activities
(31 995)
(20 743) (42 085)
Share capital issued on implementation of share options
54
74 144
Dividends paid to non-controlling shareholders in
subsidiaries
(781)
(237) (365)
Proceeds from long-term debt
19 025
8 023 14 543
Repayments of long-term debt
(2 070)
(1 576) (1 663)
Proceeds from short-term debt
1 918
1 974 2 686
Repayments of short-term debt
(2 328)
(1 657) (2 280)
Cash generated by ﬁnancing activities
15 818
6 601 13 065
Translation effects on cash and cash equivalents
9 285
1 598 3 095
Increase in cash and cash equivalents
7 930
10 900 15 011
Cash and cash equivalents at beginning of year
53 032
38 021 38 021

Cash and cash equivalents at end of year
60 962
48 921 53 032
1
The movement in capital project related payables was not significant for the half year ended 31 December 2014.

Sasol Limited Interim ﬁnancial results 2016 16
Sasol Limited Group
Salient features
for the period ended

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15
Selected ratios

Return on equity %
7,4*
22,8* 16,4
Return on total assets %
9,2*
22,0* 15,8
Profit from operations margin %
17,7
30,1 25,1
Finance costs cover times
16,4
161,2 22,8
Dividend cover – Attributable basic earnings
per share
times
2,1
4,6 2,6
Dividend cover – Headline earnings per share times
4,3
4,6 2,7
* Annualised

Share statistics

Total shares in issue million
679,8
679,3 679,5
Sasol ordinary shares in issue million
651,4
650,9 651,1
Treasury shares (share repurchase programme) million
8,8
8,8 8,8
Weighted average number of shares million
610,6
610,1 610,1
Diluted weighted average number of shares million
610,6
617,5 610,2
Share price (closing) Rand
419,40
431,01 450,00
Market capitalisation – Sasol ordinary shares Rm
273 197
280 533 292 995
Market capitalisation – Sasol BEE ordinary shares Rm
778
1 011 994

Net asset value per share Rand
347,66
302,91 315,36
Dividend per share Rand
5,70
7,00 18,50
– interim Rand
5,70
7,00 7,00
– final Rand
–
– 11,50

Other ﬁnancial information

Total debt (including bank overdraft) Rm
69 397
35 839 42 919
– interest bearing Rm
69 192
35 239 42 187
– non-interest bearing Rm
205
600 732

Finance expense capitalised Rm
1 127
399 1 118

Capital commitments (subsidiaries and
joint operations)
Rm
119 302
128 913 116 236
– authorised and contracted Rm
147 992
86 163 109 448
– authorised, not yet contracted Rm
58 261
96 808 66 266
– less expenditure to date Rm
(86 951)
(54 058) (59 478)

Capital commitments (equity accounted
joint ventures)
Rm
765
991 648
– authorised and contracted Rm
1 175
1 126 716
– authorised, not yet contracted Rm
672
496 691
– less expenditure to date Rm
(1 082)
(631) (759)

Sasol Limited Interim ﬁnancial results 2016    17
Effective tax rate
3
%
43,1
31,8 31,7
Number of employees
4
number
30 369
32 495 30 919
Average crude oil price – dated Brent US$/barrel
46,97
89,00 73,46
Average rand/US$ exchange rate 1US$ = Rand
13,62
10,99 11,45
Closing rand/US$ exchange rate 1US$ = Rand
15,48
11,57 12,17
1
In addition to these costs, an additional R36 million (December 2014 – R108 million; June 2015 – R224 million) of internal resources was allocated to the project, bringing the total spend for the period to R132 million (December 2014 –
R1 473 million; June 2015 – R1 906 million).
2 December 2014 and June 2015 includes a share-based payment expense of R280 million relating to the partial refinancing of the Sasol Inzalo transaction.
3 The increase in the effective tax rate was mainly due to the impairment of our Canadian shale gas assets (R7,4 billion), partially offset by the reversal of the provision of R2,3 billion in respect of EGTL.
Significant items in profit from operations
– Restructuring costs related to our business
performance enhancement programme
1
Rm
96
1 365 1 682
Retrenchment packages provided for Rm
19
612 165
Retrenchment packages settled during the year Rm
28
205 1 002
Accelerated share-based payments Rm
(41)
395 157
Consultancy costs Rm
35
144 328
System implementation costs Rm
55
9 30
– Share-based payment expenses Rm
482
(2 523) (881)
Sasol share incentive schemes Rm
418
(2 910) (1 382)
Sasol Inzalo share transaction
2
Rm
64
387 501

Half year
Half year Full year

31 Dec 15
31 Dec 14 30 Jun 15
Other ﬁnancial information
4 The total number of employees includes permanent and non-permanent employees and the group’s share of employees within joint operations, but excludes contractors, equity accounted joint ventures’ and associates’ employees.

Sasol Limited Interim ﬁnancial results 2016

Sasol Limited Group
Salient features
(continued)
Reconciliation of headline earnings

Earnings attributable to owners of Sasol Limited

7 312
19 545
29 716
Effect of remeasurement items for subsidiaries and
joint operations

7 586
169
807
Impairment of property, plant and equipment

5 470
456
294
Impairment of assets under construction

1 988
1 093
2 555
Impairment of other intangible assets

–
3
3
Impairment of goodwill and other smaller assets

207
–
1
Reversal of impairment

–
(1 353)
(2 036)
Loss/(profit) on disposal of non-current assets

21
(81)
(93)
(Profit)/loss on disposal of investment in
businesses

(51)
483
410
Scrapping of non-current assets

230
120
549
Write-off of unsuccessful exploration wells

(3)
(5)
–
Realisation of foreign currency translation reserve

(276)
(547)
(876)
Tax effects and non-controlling interests

(79)
(195)
(165)
Effect of remeasurement items for equity accounted
joint ventures and associates

Gross remeasurement items

8
2
(1)
Tax effects

(1)
–
–
Headline earnings

14 826
19 521
30 357
Headline earnings adjustments per above

■
Mining

12
8
31
■
Exploration and Production International

7 450
1 825
3 126
■
Energy

10
(48)
(104)
■
Base Chemicals

54
252
92
■
Performance Chemicals

271
(1 318)
(1 804)
■
Group Functions

(203)
(548)
(535)
Remeasurement items

7 594
171
806
Headline earnings per share
Rand
24,28
32,00
49,76
Diluted headline earnings per share
Rand
24,28
31,92
49,75
The reader is referred to the definitions contained in the 2015 Sasol Limited financial statements.

Half year
Half year
Full year

31 Dec 15
31 Dec 14
30 Jun 15

Rm
Rm
Rm

Sasol Limited Interim ﬁnancial results 2016    19
Basis of preparation
The condensed consolidated interim financial statements for the six months ended 31 December 2015 have been prepared in accordance with International Financial Reporting Standards, IAS 34, Interim Financial
Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the Johannesburg Stock Exchange Listings
Requirements.
The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International
Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.
These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.
The condensed consolidated interim financial statements are presented in South African rand, which is
Sasol Limited’s functional and presentation currency.
The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Bongani Nqwababa CA(Z), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements.
Accounting policies
The accounting policies applied in the preparation of these summarised consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2015.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Signiﬁcant events and transactions since 30 June 2015
In accordance with IAS 34, Interim Financial Reporting, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2015 in the financial results overview.

Sasol Limited Interim ﬁnancial results 2016 20
Sasol Limited Group
Signiﬁcant Financial Instruments
Fair value
Valuation techniques and assumptions utilised for the purpose of calculating fair value
Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.
Fair Value hierarchy
The following table is provided representing the significant financial instruments measured at fair value at reporting date, or for which fair value is disclosed at 31 December 2015. The US$ bond and the interest rate swap were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below:
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Instrument
IFRS 13 fair
value hierarchy
Carrying value
Fair value
Valuation
method
Significant inputs
Rm
Rm
Listed
long-term
debt
Level 1 15 396 14 324 Fair value
Quoted market
price for the same
or similar
instruments
Derivative
liabilities
– interest
rate swap
Level 2 1 179 1 179
Net present
value
Market interest
rates
For all other financial instruments, fair value approximates carrying value.

Sasol Limited Interim ﬁnancial results 2016    21
Independent auditor’s review report on the condensed consolidated interim ﬁnancial statements
To the Shareholders of Sasol Limited
We have reviewed the condensed consolidated interim financial statements of Sasol Limited in the accompanying interim financial results, which comprise the condensed consolidated statement of financial position as at 31 December 2015 and the related condensed consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the six months then ended, and selected explanatory notes.
Directors’ responsibility for the interim financial statements
The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, IAS 34, Interim Financial Reporting (IAS34),
the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the
Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial
Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement.
We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Sasol Limited for the six months ended
31 December 2015 are not prepared, in all material respects, in accordance with the International Financial
Reporting Standard, IAS 34, Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting
Standards Council and the requirements of the Companies Act of South Africa.
Other matter
We have not reviewed future financial performance and expectations, production and sales volumes, selected ratios, share statistics, other non-financial information and information not required by IAS 34 expressed by the directors in the accompanying interim financial results and accordingly do not express a conclusion thereon.
PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor

Sunninghill
7 March 2016

Sasol Limited Interim ﬁnancial results 2016 22
Sasol Limited Group
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non-Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)^,
Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and
American)*, Mr S Westwell (British)*
Directors (Executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr B Nqwababa
(Chief Financial Officer), Ms VN Fakude
*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

JSE NYSE
Ordinary shares

Share code: SOL SSL
ISIN: ZAE000006896 US8038663006

Sasol BEE Ordinary shares

Share code:  SOLBE1
ISIN:   ZAE000151817

American depository receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286,
United States of America

Sasol Limited Interim ﬁnancial results 2016    23
Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our BPEP and RP. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”,
“may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 9 October 2015 and in other filings with the
United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

Comprehensive additional information is available on our website: www.sasol.com

Sasol Limited Interim ﬁnancial results 2016 24
Sasol Limited Group
Notes

Notes

www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 07, 2016 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary